UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **June 22, 2011**

FIRST FINANCIAL HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware	**000-17122**	**57-0866076**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2440 Mall Drive, Charleston, South Carolina 29406
(Address of principal executive offices, including zip code)

Registrant's telephone number, including area code: **(843) 529-5933**

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 8 – Other Events

Item 8.01   Other Events.

On June 22, 2011, First Financial Holdings, Inc. (the "Company") announced that its wholly-owned subsidiary, First Federal Savings & Loan Association of Charleston, has signed a purchase and assumption agreement to acquire five retail banking branches located in Hilton Head, South Carolina from Liberty Savings Bank, FSB. A copy of the news release announcing the transaction is filed as Exhibit 99.1 to this report and is incorporated herein by reference.

Section 9 – Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits

(d) Exhibits

Exhibit (99.1). Press release dated June 22, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST FINANCIAL HOLDINGS, INC

/s/ Blaise B. Bettendorf

Blaise B. Bettendorf
Executive Vice President
and Chief Financial Officer

Date: June 22, 2011

EXHIBIT INDEX

Exhibit Number	Description
99.1	**First Financial Holdings, Inc. Announces Expansion of its Hilton Head Franchise Through the Acquisition of Branches**

Exhibit 99.1

FIRST FINANCIAL HOLDINGS, INC.

First Financial Holdings, Inc. Announces Expansion of its Hilton Head Franchise Through the Acquisition of Branches

CHARLESTON, SOUTH CAROLINA, June 22, 2011 -- First Financial Holdings, Inc. (Nasdaq: FFCH) announced today that its wholly-owned subsidiary, First Federal Savings and Loan Association of Charleston ("First Federal"), has signed a purchase and assumption agreement with Liberty Savings Bank, FSB ("Liberty") to acquire the deposits and select loans associated with Liberty's five bank branches located in Hilton Head, South Carolina. The deposits associated with these branches totaled approximately $109.5 million as of March 31, 2011. Additionally, as part of this transaction First Federal will purchase approximately $27 million in loans.

"The purchase of these offices increases First Federal's deposit base in an important market, which is consistent with one of our strategic objectives to expand our presence in markets where we operate," said R. Wayne Hall, chief executive officer and president. First Federal is currently ranked 13th in market share for Beaufort County and will move to the 7th position following this transaction, based on the FDIC 2010 deposit rankings.

First Federal currently has three offices in the Hilton Head market. This transaction will result in synergies from the consolidation of three offices and the addition of two new locations to First Federal's footprint.

As of March 31, 2011, the assumed deposits consisted of approximately 80% transaction and savings accounts with the balance in retail time deposits. The cost associated with these deposits is approximately 50 basis points. No brokered deposits will be acquired. The loans to be purchased consist entirely of in-market, performing loans that were selected after an extensive credit review. The acquired loan portfolio includes approximately 48% home equity loans, with the balance primarily in residential mortgages and other consumer loans.

Closing of this transaction is expected to occur at the end of the third calendar quarter or early in the fourth quarter of 2011 and is subject to customary regulatory application processes and approvals.

About First Financial

First Financial Holdings, Inc. ("First Financial") (Nasdaq: FFCH) is a Charleston, South Carolina thrift holding company with $3.3 billion in total assets as of March 31, 2011. The company's primary subsidiary, First Federal Savings and Loan Association, founded in 1934, provides premier financial services and integrated financial solutions, including personal, business, and wealth management. First Financial serves individuals and businesses throughout coastal South Carolina, as well as the Florence, Columbia, and upstate regions of South Carolina and Wilmington, North Carolina. In addition to First Federal, First Financial subsidiaries include: Kimbrell Insurance Group, Inc., a managing general insurance agency; First Southeast 401(k) Fiduciaries, Inc., a registered investment advisor; and First Southeast Investor Services, Inc., a registered broker-dealer. First Federal is the largest financial institution headquartered in the Charleston, South Carolina metropolitan area and the third largest financial institution headquartered in South Carolina, based on asset size. Additional information about First Financial is available at www.firstfinancialholdings.com.

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Forward-Looking Statements

Statements in this release that are not statements of historical fact, including without limitation, statements that include terms such as "believes," "expects," "anticipates," "estimates," "forecasts," "intends," "plans," "targets," "potentially," "probably," "projects," "outlook," or similar expressions or future conditional verbs such as "may," "will," "should," "would," or "could" constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements regarding First Financial's future financial and operating results, plans, objectives, expectations and intentions involve risks and uncertainties, many of which are beyond First Financial's control or are subject to change. No forward-looking statement is a guarantee of future performance and actual results could differ materially. Factors that could cause or contribute to such differences include, but are not limited to, the general business environment, general economic conditions nationally and in the States of North and South Carolina, interest rates, the North and South Carolina real estate markets, the demand for mortgage loans, the credit risk of lending activities, including changes in the level and trend of delinquent and nonperforming loans and charge-offs, changes in First Federal's allowance for loan losses and provision for loan losses that may be affected by deterioration in the housing and real estate markets; results of examinations by banking regulators, including the possibility that any such regulatory authority may, among other things, require First Federal to increase its reserve for loan losses, writedown assets, change First Financial's regulatory capital position or affect its ability to borrow funds or maintain or increase deposits, which could adversely affect liquidity and earnings; First Financial's ability to control operating costs and expenses, First Financial's ability to successfully integrate any assets, liabilities, customers, systems, and management personnel acquired or may in the future acquire into its operations and its ability to realize related revenue synergies and cost savings within expected time frames and any goodwill charges related thereto, competitive conditions between banks and non-bank financial services providers, and regulatory changes including the Dodd-Frank Wall Street Reform and Consumer Protection Act. Other risks are also detailed in First Financial's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and current reports on Form 8-K filings with the Securities and Exchange Commission ("SEC"), which are available at the SEC's website www.sec.gov. Other factors not currently anticipated may also materially and adversely affect First Financial's results of operations, financial position, and cash flows. There can be no assurance that future results will meet expectations. While First Financial believes that the forward-looking statements in this release are reasonable, the reader should not place undue reliance on any forward-looking statement. In addition, these statements speak only as of the date made. First Financial does not undertake, and expressly disclaims any obligation to update or alter any statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

CONTACT:
First Financial Holdings, Inc.
Blaise B. Bettendorf
EVP and Chief Financial Officer
(843) 529.5456
bbettendorf@firstfinancialholdings.com